

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 17, 2024

Charles Zhang
Chief Executive Officer
Sohu.com Ltd
Level 18, Sohu.com Media Plaza
Block 3, No. 2 Kexueyuan South Road, Haidian District
Beijing 100190
People's Republic of China

> **Re: Sohu.com Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed March 30, 2023**
> **File No. 001-38511**

Dear Charles Zhang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Tim Bancroft